2003

Annual Report





04011682


Ohio
BICENTENNIAL
1803 2003



FARMERS & MERCHANTS BANCORP, INC.

Cover photo of Rupp Barn, St. Rt. 20A, Archbold, Ohio by Jay Budde
Permission to print photo granted by Lowell and Patricia Rupp

Message From Management:

For the Farmers & Merchants Bancorp, Inc. the year 2003 can best be described as a year of diversity, one containing noteworthy accomplishments, crucial opportunities and specific challenges. Throughout the year we enjoyed continued success within the core-banking segment of our operations. We believe this success is directly attributable to both business and individual customers recognizing, in increasing numbers, the uniqueness of our community-based business model and the advantages of our individual approach to providing viable financial products and services. As our competitor's approach becomes increasingly impersonal, with decision-making virtually removed from the local markets, customers are finding our community-based business model a much more attractive alternative.

Our mission as a community bank is to remain independent to serve the financial needs of our local communities. It is, therefore, important that we continue to grow while focusing our attention on serving our customers. As banking products become more like commodities, quality service is increasingly what differentiates outstanding companies from merely adequate ones. We know we must be able to deliver both excellent service and quality products, not one at the exclusion of the other. Your bank will continue to respond to customers' demands to provide services when, where, and how they desire.

The past year your bank expanded with the opening of the new Operations Center in February. This has provided for much needed space at the Main Office and the ability to bring back two offsite departments which had been located upstairs in The Farmland News building on Depot Street in Archbold. The new Operations Center has provided needed room for several departments and allowed them to operate more efficiently.

The current rate environment has continued to hit our population living on fixed incomes the hardest, especially the elderly. However, with mortgage rates also being the lowest this past year than they have been in over forty years, the refinancing of these loans has provided the Bancorp with much needed income. The challenge for 2004 is how we replace this income with the many forces playing against each other in the economy. The one fact we are confident of is that The Farmers & Merchants State Bank will continue to offer quality financial services to help our customers maintain a quality life. We have a track record of solid performance and do not see that changing. We view the current banking environment as an opportunity to further solidify strong customer relationships.

The agricultural segment of our local economy has experienced one of the best years in recent memory. This year was needed after two years of low yields and prices. As the result of these two factors, our agricultural loan portfolio is very solid. Michael Culler, Vice President/Senior Agricultural Finance Officer, and his staff have done an excellent job this past year.

We are pleased to report that Steven A. Everhart, Secretary/Treasurer of MBC Holdings, Inc. and Kevin J. Sauder, President and Chief Executive Officer of Sauder Woodworking Company, have accepted our invitations to join our Board of Directors. Both gentlemen bring to the Bank tremendous management experience and the highest standards of ethics and integrity. We are honored that they have chosen to commit their energies to our company.

There is one thing we strive for above all else: to build one of the best financial service companies in our market area – a company that stands the test of time. All of us want to feel proud when it's time to pass this company along to the next generation. Building a vibrant healthy company is in the best interests of everyone – our shareholders, customers, employees, and ultimately, our country. We intend to do it.

On behalf of the Board of Directors, Advisory Boards, the Management Team, and the employees of the Farmers & Merchants Bancorp, Inc., we wish to thank the shareholders for their confidence in our company.



Joe E. Crossgrove
President & CEO



Eugene D. Bernath
Chairman of the Board

FARMERS & MERCHANTS BANCORP, INC.

CONTENTS

Audited Consolidated Financial Statements

and wholly owned subsidiaries December 31, 2003

BOARD OF DIRECTORS

Eugene D. Bernath
Chairman of the Board
The Farmers & Merchants State Bank

Dexter L. Benecke
President
Viking Trucking, Inc.
Vice President, SanJan, Inc.

Jerry L. Boyers
President
Edifice Construction Management

Joe E. Crossgrove
President / Chief Executive Officer
The Farmers & Merchants State Bank

Steven A. Everhart
Secretary / Treasurer
MBC Holdings, Inc.

Robert G. Frey
President
E. H. Frey & Sons, Inc.
President
Yoder & Frey, Inc.

Jack C. Johnson
President
Hawk's Clothing Inc.
Partner
REJO Partnership

Dean E. Miller
President
MBC Holdings, Inc.

Anthony J. Rupp
President
Rupp Furniture Co.

David P. Rupp, Jr.
Attorney
Plassman, Rupp, Hensal, Short & Hagans

James C. Saneholtz
President
Saneholtz-McKarns, Inc.

Maynard Sauder
Chairman
Sauder Woodworking Co.

Merle J. Short
President
Promow, Inc.

Steven J. Wyse
President
SteelinQ Systems, Inc.

DIRECTOR EMERITUS

Julian Giovarelli
Lee E. Graffice
Charles E. Lugbill
Dale L. Nafziger
Harold H. Plassman
James L. Provost
Kenneth E. Stamm
Robert V. Whitmer

ARCHBOLD MAIN OFFICE

Eugene D. Bernath
Chairman of the Board

Joe E. Crossgrove
President
Chief Executive Officer
Cashier

Maynard Sauder
Vice Chairman of the Board

Dean E. Miller
Vice President of the Board

Edward A. Leininger
Executive Vice President
Chief Operating Officer
Sr. Commercial Loan Officer

Rex D. Rice
Executive Vice President
Chief Lending Officer

Barbara J. Britenriker
Senior Vice President
Comptroller
Chief Financial Officer

Allen G. Lantz
Senior Vice President
Branch Administrator

George Jelen
Vice President
Secondary Mortgage Director

Randal H. Schroeder
Vice President
Senior Operations Officer

Michael D. Culler
Vice President
Senior Agricultural Finance Officer

Diann K Meyer-Grieser
Vice President
Human Resource Director

Kent E. Roth
Vice President
Auditor & Security Officer

Jane C. Bruner
Asst. Vice President
Operations Supervisor

Marilyn K. Johnson
Asst. Vice President
Compliance & CRA Officer

J. Scott Miller
Asst. Vice President
Agricultural Loan Officer

Judith A. Warncke
Asst. Vice President
Marketing Director

Douglas A. Bernath
Asst. Cashier
Financial Advisor

Jay A. Budde
Asst. Cashier
E-Commerce Director

Ruth Ann Dunn
Asst. Cashier
Loan Document Administrator

Nancy J. Figy
Asst. Cashier
Admin. Asst. Agricultural Finance

Brett J. Kahrs
Asst. Cashier
Senior Investment Executive

Norma J. Kauffman
Asst. Cashier
Deposit Administrator

Gloria J. Lauber
Asst. Cashier
Mortgage Loan Director

Ryan D. Miller
Asst. Cashier
Commercial Lender

Gary L. Nafziger
Asst. Cashier
Information Technology Manager

Lillis F. Nowaczyk
Asst. Cashier
Consumer Loan Director

Susan C. Pike
Asst. Cashier
Credit Card Administrator

Kelby J. Schmucker
Asst. Cashier
Credit Analyst

Diane J. Swisher
Asst. Cashier
Central Processing Supervisor

Lydia A. Huber
Executive Administrative Assistant
Asst. Corporate Secretary

ARCHBOLD WOODLAND OFFICE

Deborah L. Shinabery
Asst. Vice President
Branch Manager

Arthur J. Short
Asst. Cashier
Asst. Branch Manager

ARCHBOLD ADVISORY BOARD

Bruce C. Lauber
President
Lauber Manufacturing Co.

Michael D. Krebs
President
Laub Auto Parts, Inc.

Gene Schaffner
Farmer

George F. Stotzer
Partner
Stotzer Do-It Center

Larry M. Wendt
Farmer
President of Board of Directors
Ridgeville Telephone

WAUSEON SHOOP OFFICE

Gloria Gunn
Asst. Vice President
Branch Manager

Susan Dieringer
Asst. Cashier
Asst. Branch Manager

Jerry A. Borton
Asst. Vice President
Agricultural Loan Officer

WAUSEON DOWNTOWN OFFICE

Carol J. England
Asst. Vice President
Branch Manager
Corporate Secretary

Jean E. Horwath
Asst. Cashier
Asst. Branch Manager

WAUSEON ADVISORY BOARD

Richard L. Elrod
President
Mustang Corporation

Warren A. Kahrs
President
Kahrs Tractor Sales, Inc.

Joseph H. Kolb
Owner
Kolb & Son

Sandra K. Barber
Fulton County Recorder
Chairman, Ohio Lottery Commission

Dr. Kenneth H. Kling
Owner
Fulton County Vision Services

STRYKER OFFICE

Ronald D. Short
Asst. Vice President
Branch Manager

Patti L. Rosebrock
Asst. Cashier
Asst. Branch Manager

STRYKER ADVISORY BOARD

Fred W. Grisier
Retired
Grisier Funeral Home

Steven J. Planson
Farmer

Richard E. Raker
Retired
Raker Oil Company

William J. Brenner
Attorney

WEST UNITY OFFICE

Lewis D. Hilkert
Senior Vice President
Branch Manager

Patricia R. Burkholder
Asst. Cashier
Asst. Branch Manager

Jean Gerig
Asst. Cashier
Consumer Lender

WEST UNITY ADVISORY BOARD

Ben G. Westfall
President
Westfall Realty, Inc.

Ted W. Maneval
Farmer

R. Burdell Colon
President
Rup-Col, Inc.

Charles W. Klinger
Pharmacist
Klinger Pharmacy

Michael L. Richer
Farmer

DELTA OFFICE

Cynthia K. Knauer
Asst. Vice President
Branch Manager

Beth A. Bay
Asst. Cashier
Asst. Branch Manager

DELTA ADVISORY BOARD

Terry J. Kaper
Attorney
Barber, Kaper, Stamm & Robinson

Robert E. Gilders
Chairman
GB Manufacturing

Eugene Burkholder
President
Falor Farm Center

Al Kreuz
Retired Fulton County Commissioner

Donald G. Gerdes
Human Resource Manager
Worthington Steel, Delta

BRYAN EAST HIGH OFFICE

David C. Frazer
Asst. Vice President
Branch Manager

Carol L. Church
Asst. Cashier
Asst. Branch Manager

BRYAN SOUTHTOWNE OFFICE

Michael T. Smith
Asst. Vice President
Branch Manager

Ruth M. Ford
Asst. Cashier
Asst. Branch Manager

Richard S. Bruce
Vice President
Commercial Loan Officer

BRYAN ADVISORY BOARD

Rusty Brunicardi
President/Chief Executive Officer
Community Hospitals of Williams Co., Inc.

Dr. C. Nicholas Walz
President
Bryan Medical Group

Garry Courtney
President/CEO
C.E. Electronics

Christopher Cullis
President
Bryan Publishing Company

Timothy J. Herman
President
Andres O'Neil & Lowe Agency, Inc.

MONTPELIER WEST MAIN OFFICE

Kelly L. Bentley
Asst. Cashier
Branch Manager

Holly K. Wyrick
Asst. Branch Manager

MONTPELIER EASTSIDE OFFICE

Kelly L. Bentley
Asst. Cashier
Branch Manager

Holly K. Wyrick
Asst. Branch Manager

MONTPELIER ADVISORY BOARD

Gregory D. Shoup
President
Peltcs Lumber Co., Inc.

Richard S. Dye
Self-employed

Robert D. Mercer
President
Bob Mercer Realty and Auctions

George B. Rings
Pharmacist
Rings Pharmacy

Sean G. Rupp
President
Rupp Enterprises

NAPOLEON OFFICE

Stephen E. Jackson
Asst. Vice President
Branch Manager

Diana J. Dennie
Asst. Cashier
Asst. Branch Manager

Michael F. Schnitkey
Asst. Cashier
Agricultural Loan Officer

Gary W. Spencer
Vice President
Commercial Loan Officer

NAPOLEON ADVISORY BOARD

Barbara C. Schie
Office Manager
Fulton Anesthesia Associates, Inc.

David M. Damman
Farm Drainage Contractor
Farmer

James J. Van Poppel
President
Van Poppel Limited

Dennis L. Meyer
Realtor
Reiser Realty

SWANTON OFFICE

Barry N. Gray
Asst. Vice President
Branch Manager

Debra J. Kauffman
Asst. Cashier
Asst. Branch Manager

SWANTON ADVISORY BOARD

Anthony G. Fry
Member
Select Stone LLC

Daniel P. McQuade
Attorney
The McQuades Co., LPA

Lisa J. Mitchell
Owner / Manager
Swanton Health Care Center

Norman Zeiter
President / Owner
Swanton Welding Co.

DEFIANCE OFFICE

David A. Kunesh
Asst. Vice President
Branch Manager

Lillian Sue Cuevas
Asst. Cashier
Asst. Branch Manager

DEFIANCE ADVISORY BOARD

James C. Roach
Superintendent
Northeastern Local Schools

Kent Beilharz
President
Beilharz Consulting

Lynn A. Sheets
President
Ken's Furniture



Farmers & Merchants Operations Center

plante moran

Plante & Moran, PLLC
Suite 500
2601 Cambridge Court
Auburn Hills, MI 48326
Tel: 248.375.7100
Fax: 248.375.7101
plantemoran.com

Independent Auditors' Report

To the Board of Directors and Stockholders
Farmers & Merchants Bancorp, Inc. and Subsidiaries
Archbold, Ohio

We have audited the accompanying consolidated balance sheet of Farmers & Merchants Bancorp, Inc. and Subsidiaries as of December 31, 2003 and the related consolidated statements of income, changes in stockholders' equity and cash flows for the year ended December 31, 2003. These consolidated financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2003 consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Farmers & Merchants Bancorp, Inc. and Subsidiaries as of December 31, 2003 and the consolidated results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Plante & Moran, PLLC

February 6, 2004
Auburn Hills, Michigan



Krouse,Kern&Co.,Inc.
CERTIFIED PUBLIC ACCOUNTANTS

6509 MUTUAL DRIVE
FORT WAYNE, INDIANA 46825

260-496-8297
FAX 260-496-8187

1210 WEST HIGH STREET
BRYAN, OHIO 43506

419-636-4569
FAX 419-636-4560

110 WEST AIRPORT HIGHWAY
SUITE 203
SWANTON, OHIO 43558

419-826-9855

Member of
Polaris International

January 10, 2003

Board of Directors
Farmers & Merchants Bancorp, Inc.
Archbold, Ohio

INDEPENDENT AUDITORS' REPORT

We have audited the consolidated balance sheets of Farmers & Merchants Bancorp, Inc. and subsidiaries, Archbold, Ohio, as of December 31, 2002 and 2001 and the related consolidated statements of income, changes in shareholders' equity, and cash flows for the years ended December 31, 2002 and 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Farmers & Merchants Bancorp, Inc. and subsidiaries, as of December 31, 2002 and 2001, and the results of its consolidated operations and cash flows for the years ended December 31, 2002 and 2001 in conformity with accounting principles generally accepted in the United States of America.

Krouse, Kern & Co., Inc.
KROUSE, KERN & CO., INC.
Fort Wayne, Indiana

Consolidated Balance Sheet
December 31, 2003 and 2002
(000's Omitted, Except Per Share Data)

	2003	2002
Assets		
Assets		
Cash and due from banks	$ 18,873	$ 18,508
Interest-bearing deposits in banks	662	279
Total cash and cash equivalents	19,535	18,787
Securities - available for sale (Note 3)	170,692	178,793
Federal Home Loan Bank stock, at cost	3,462	3,328
Loans held for sale	176	6,076
Loans, net (Note 4)	480,163	491,021
Premises and equipment (Note 5)	15,874	15,034
Other assets	15,801	13,447
Total Assets	$ 705,703	$ 726,486
Liabilities and Stockholders' Equity		
Liabilities		
Deposits (Note 7)		
Noninterest-bearing	$ 50,710	$ 43,808
Interest-bearing		
NOW accounts	98,639	103,316
Savings	106,739	99,657
Time	318,978	329,592
Total deposits	575,066	576,373
Federal funds purchased	6,590	9,570
Securities sold under agreement to repurchase	20,729	28,630
Long-term debt (Note 9)	24,374	28,696
Dividend payable	715	650
Accrued expenses and other liabilities	3,373	4,829
Total liabilities	630,847	648,748
Stockholders' Equity (Note 14 and 15)		
Common stock - No par value - 1,500,000 shares authorized; 1,300,000 shares issued	12,677	12,677
Retained earnings	60,196	61,345
Accumulated other comprehensive income	1,983	3,716
Total stockholders' equity	74,856	77,738
Total Liabilities and Stockholders' Equity	$ 705,703	$ 726,486

See Notes to Consolidated Financial Statements

Consolidated Statement of Income
Years Ended December 31, 2003, 2002 and 2001
(000's Omitted, Except Per Share Data)

	2003	2002	2001
Interest Income			
Loans, including fees	$ 34,233	$ 35,309	$ 40,728
Debt securities:			
U.S. Treasury and government agency	4,454	5,378	4,981
Municipalities	2,196	2,280	1,798
Corporate debt securities	29	224	528
Dividends	136	150	206
Federal funds sold	33	58	473
Other	26	25	231
Total interest income	41,107	43,424	48,945
Interest Expense			
Deposits	12,830	17,574	22,947
Federal funds purchased and securities sold under agreements to repurchase	376	415	1,016
Borrowed funds	1,077	990	1,485
Total interest expense	14,283	18,979	25,448
Net Interest Income - Before provision for loan losses	26,824	24,445	23,497
Provision for Loan Losses (Note 4)	6,903	2,194	2,632
Net Interest Income After Provision For Loan Losses	19,921	22,251	20,865
Noninterest Income			
Customer service fees	2,028	2,032	1,899
Other service charges and fees	2,120	2,216	1,686
Net gain on sale of loans	3,309	1,552	2,146
Net gain on sale of available-for-sale securities	528	76	228
Total noninterest income	7,985	5,876	5,959
Noninterest Expenses			
Salaries	7,067	7,201	7,059
Employee benefits	2,181	2,140	1,937
Occupancy expense	592	444	482
Furniture and equipment	1,445	1,566	1,444
Data processing	996	1,022	1,001
Franchise taxes	922	815	842
Mortgage servicing rights expense	723	902	911
Other general and administrative	3,895	3,650	3,500
Total other operating expenses	17,821	17,740	17,176
Income Before Income Taxes	10,085	10,387	9,648
Income Taxes	2,459	2,989	2,892
Net Income	$ 7,626	$ 7,398	$ 6,756
Earnings Per Share - Basic	$ 5.87	$ 5.69	$ 5.20
Weighted Average Shares Outstanding	1,300,000	1,300,000	1,300,000

See Notes to Consolidated Financial Statements

Farmers & Merchants Bancorp, Inc. and Subsidiaries

Consolidated Statement of Changes in Stockholders' Equity
Years Ended December 31, 2003, 2002 and 2001
(000's Omitted, Except Per Share Data)

	Shares of Common Stock	Common Stock	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Stockholders Equity
Balance - January 1, 2001	1,300,000	$ 12,677	$ 51,416	$ 895	$ 64,988
Comprehensive income (Note 1):					
Net income	-	-	6,756	-	6,756
Change in net unrealized gain on securities available for sale, net of reclassification adjustment and tax effects	-	-	-	686	686
Total comprehensive income					7,442
Cash dividends declared - $1.60 per share	-	-	(2,080)	-	(2,080)
Balance - December 31, 2001	1,300,000	12,677	56,092	1,581	70,350
Comprehensive income (Note 1):					
Net income	-	-	7,398	-	7,398
Change in net unrealized gain on securities available for sale, net of reclassification adjustment and tax effects	-	-	-	2,135	2,135
Total comprehensive income					9,533
Cash dividends declared - $1.65 per share	-	-	(2,145)	-	(2,145)
Balance - December 31, 2002	1,300,000	12,677	61,345	3,716	77,738

See Notes to Consolidated Financial Statements

Farmers & Merchants Bancorp, Inc. and Subsidiaries

Consolidated Statement of Changes in Stockholders' Equity (Continued)
Years Ended December 31, 2003, 2002 and 2001
(000's Omitted, Except Per Share Data)

	Shares of Common Stock	Common Stock	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Stockholders Equity
Comprehensive income (Note 1):					
Net income	-	-	7,626	-	7,626
Change in net unrealized gain on securities available for sale, net of reclassification adjustment and tax effects	-	-	-	(1,733)	(1,733)
Total comprehensive income					5,893
Cash dividends declared - $6.75 per share	-	-	(8,775)	-	(8,775)
Balance - December 31, 2003	1,300,000	$ 12,677	$ 60,196	$ 1,983	$ 74,856

See Notes to Consolidated Financial Statements

Farmers & Merchants Bancorp, Inc. and Subsidiaries

Consolidated Statement of Cash Flows
Years Ended December 31, 2003, 2002 and 2001
(000's Omitted)

	2003	2002	2001
Cash Flows from Operating Activities			
Net income	$ 7,626	$ 7,398	$ 6,756
Adjustments to reconcile net income to net cash from operating activities:			
Depreciation	1,216	1,345	1,282
Amortization of servicing rights	723	902	911
Provision for loan loss	6,903	2,194	2,632
Accretion and amortization of securities	1,406	1,360	278
Deferred income taxes (benefit)	(126)	245	365
(Gain) loss on sale of other assets	12	(26)	21
Realized gain on sales of available-for-sale securities, net	(528)	(76)	(228)
Net Change in:			
Loans held for sale	5,900	(6,076)	(13,461)
Change in other assets and other liabilities, net	(3,651)	1,101	(2,027)
Net cash provided (used) by operating activities	19,481	8,367	(3,471)
Cash Flows from Investing Activities			
Activity in available-for-sale securities:			
Sales	16,036	8,282	10,882
Maturities, prepayments and calls	75,412	65,280	46,212
Purchases	(86,849)	(77,508)	(116,015)
Loan and lease originations and principal collections, net	3,955	(25,390)	23,230
Proceeds from sales of assets	-	424	195
Purchase of life insurance contracts	-	(5,057)	-
Additions to premises and equipment	(2,068)	(4,551)	(3,469)
Net cash provided (used) by investing activities	6,486	(38,520)	(38,965)
Cash Flows from Financing Activities			
Net increase (decrease) in deposits	(1,307)	10,215	49,694
Net change in federal funds purchased and securities sold under agreements to repurchase	(10,881)	11,661	7,636
Proceeds from issuance of long-term debt	10,000	15,000	5,000
Repayment of long-term debt	(14,322)	(3,714)	(18,377)
Cash dividends paid on common stock	(8,709)	(2,210)	(1,950)
Net cash provided (used) by financing activities	(25,219)	30,952	42,003
Net Increase (Decrease) in Cash and Cash Equivalents	748	799	(433)
Cash and Cash Equivalents - Beginning of Year	18,787	17,988	18,421
Cash and Cash Equivalents - End of Year	**$ 19,535**	**$ 18,787**	**$ 17,988**
Supplemental Information			
Cash paid during the year for:			
Interest (net of amount capitalized)	**$ 14,824**	**$ 19,370**	**$ 25,665**
Income taxes	**$ 5,326**	**$ 1,316**	**$ 3,480**

See Notes to Consolidated Financial Statements

Note 1 - Summary of Significant Accounting Policies

Nature of Operations

The Farmers & Merchants Bancorp, Inc. (the Company) through its bank subsidiary, The Farmers & Merchants State Bank provides a variety of financial services to individuals and small businesses through its offices in Northwest Ohio.

Consolidation Policy

The consolidated financial statements include the accounts of Farmers & Merchants Bancorp, Inc. and its wholly-owned subsidiaries, The Farmers & Merchants State Bank (the Bank), a commercial banking institution, and the Farmers & Merchants Life Insurance Company, a reinsurance company for life, accident and health insurance for the Bank's consumer credits. All significant inter-company balances and transactions have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The determination of the adequacy of the allowance for loan losses is based on estimates that are particularly susceptible to significant changes in the economic environment and market conditions. In connection with the determination of the estimated losses on loans, management obtains independent appraisals for significant collateral.

The Bank's loans are generally secured by specific items of collateral including real property, consumer assets, and business assets. Although the Bank has a diversified loan portfolio, a substantial portion of its debtors' ability to honor their contracts is dependent on local economic conditions in the agricultural industry.

While management uses available information to recognize losses on loans, further reductions in the carrying amounts of loans may be necessary based on changes in local economic conditions. In addition regulatory agencies, as an integral part of their examination process, periodically review the estimated losses on loans. Such agencies may require the Bank to recognize additional losses based on their judgments about information available to them at the time of their examination. Because of these factors, it is reasonably possible that the estimated losses on loans may change materially in the near term. However, the amount of the change that is reasonably possible cannot be estimated.

Note 1 - Summary of Significant Accounting Policies (Continued)

Cash and Cash Equivalents

For purposes of the consolidated statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. This includes cash on hand, amounts due from banks, and federal funds sold. Generally, federal funds are purchased and sold for one day periods.

Securities

Debt securities are classified as available-for-sale. Securities available-for-sale are carried at fair value with unrealized gains and losses reported in other comprehensive income. Realized gains and losses on securities available for sale are included in other income (expense) and, when applicable, are reported as a reclassification adjustment, net of tax, in other comprehensive income. Gains and losses on sales of securities are determined on the specific-identification method.

Declines in the fair value of individual available-for-sale securities below their cost that are other than temporary result in write-downs of the individual securities to their fair value. The related write-downs are included in earnings as realized losses.

Federal Home Loan Bank Stock

The Federal Home Loan Bank stock is recorded at cost since it is not actively traded. The Federal Home Loan Bank sells and purchases its stock at par; therefore cost approximates market value. The stock is held as collateral security for all indebtedness of the Bank to the Federal Home Loan Bank.

Loans

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off are reported at the amount of unpaid principal, reduced by unearned discounts and deferred loan fees and costs, as well as, by the allowance for loan losses. Interest income is accrued on a daily basis based on the principal outstanding.

Generally, a loan is classified as nonaccrual and the accrual of interest income is generally discontinued when a loan becomes ninety days past due as to principal or interest and these loans are placed on a "cash basis" for purposes of income recognition. Management may elect to continue the accrual of interest when the estimated net realizable value of collateral is sufficient to cover the principal and accrued interest, and the loan is in the process of collection.

Note 1 - Summary of Significant Accounting Policies (Continued)

Loan origination and commitment fees and certain direct loan origination costs are deferred and amortized as a net adjustment to the related loan's yield. The Bank is generally amortizing these costs over the contractual life of such loans.

Allowance for Loan Losses

The allowance for loan losses is established through a provision for loan losses charged to income. Loans deemed to be uncollectable and changes in the allowance relating to impaired loans are charged against the allowance for loan losses, and subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based on management's periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral, and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

The allowance consists of specific, general and unallocated components. The specific components relates to loans that are classified as either doubtful, substandard or special mention. For such loans that are also classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower that the carrying value of that loan. The general component covers non-classified loans and is based on historical loss experience adjusted for qualitative factors. The unallocated component is maintained to cover uncertainties that could affect management's estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio.

Note 1 - Summary of Significant Accounting Policies (Continued)

A loan is considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

Large groups of homogeneous loans are collectively evaluated for impairment. Accordingly, the Bank does not separately identify individual consumer loans for impairment disclosures.

Loans Held for Sale

Loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated fair value in the aggregate. Net unrealized losses, if any, are recognized in a valuation allowance by charges to income.

Servicing Assets

Servicing assets are recognized as separate assets when rights are acquired through purchase or through sale of financial assets. Capitalized servicing rights are reported in other assets and are amortized into noninterest income in proportion to, and over the period of, the estimated future net servicing income of the underlying financial assets. Servicing assets are evaluated for impairment based upon the fair value of the rights as compared to amortized cost. Impairment is determined by stratifying rights by predominant characteristics, such as interest rates and terms. Fair value is determined using prices for similar assets with similar characteristics, when available, or based upon discounted cash flows using market based assumptions. Impairment is recognized through a valuation allowance for an individual stratum, to the extent that fair value is less than the capitalized amount for the stratum.

Note 1 - Summary of Significant Accounting Policies (Continued)

Off Balance Sheet Instruments

In the ordinary course of business, the Bank has entered into commitments to extend credit, including commitments under credit card arrangements, commercial letters of credit and standby letters of credit. Such financial instruments are recorded when they are funded.

Bank Premises and Equipment

Land is carried at cost. Bank premises and equipment are stated at cost less accumulated depreciation. Depreciation is based on the estimated useful lives of the various properties and is computed using straight line and accelerated methods. Costs for maintenance and repairs are charged to operations as incurred. Gains and losses on dispositions are included in current operations.

Fair Value of Financial Instruments

FASB Statement No. 107, "Disclosures about Fair Value of Financial Instruments", requires disclosure of the fair value information about financial instruments, both assets and liabilities, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by assumptions used, including the discount rate and estimates of cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. FASB Statement No. 107 excludes certain financial instruments and all non-financial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

Federal Income Tax

Deferred income tax assets and liabilities are determined using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is determined based on the tax effects of the various temporary differences between the book and tax bases of the various balance sheet assets and liabilities and gives current recognition to changes in tax rates and laws.

Earnings Per Share

Basic earnings per share represents income available to common stockholders divided by the weighted-average number of common shares outstanding during the period. The Company has no dilutive shares.

Note 1 - Summary of Significant Accounting Policies (Continued)

Comprehensive Income

Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities, are reported as a separate component of the equity section of the balance sheet. Such items, along with net income, are components of comprehensive income.

The components of other comprehensive income and related tax effects are as follows:

	(In Thousands)		
	2003	2002	2001
Net Unrealized gain (loss) on available-for-sale securities	$ (2,100)	$ 3,311	$ 1,267
Tax Effect	714	(1,126)	(431)
Net-of-tax amount	(1,386)	2,185	836
Reclassification adjustment for gain on sale of available-for-sale securities	$ (528)	$ (76)	$ (228)
Tax Effect	181	26	78
Net-of-tax amount	(347)	(50)	(150)
Change in accumulated other comprehensive income other comprehensive income	$ (1,733)	$ 2,135	$ 686

Recently Issued Accounting Standards

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" (FIN 45), which addresses the disclosure to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees. FIN 45 also requires the recognition of a liability by a guarantor at the inception of certain guarantees. FIN 45 requires the guarantor to recognize a liability for the non-contingent component of the guarantee; this is the obligation to stand ready to perform in the event that specified triggering events or conditions occur. The initial measurement of this liability is the fair value of the guarantee at inception. The recognition of the liability is required even if it is not probable that payments will be required under the guarantee or if the guarantee was issued with a premium payment or as part of a transaction with multiple elements. The Company has adopted the disclosure requirements of FIN 45 and has applied the recognition and measurement provisions for all guarantees entered into or modified after March 31, 2003. The adoption of this interpretation had no significant effect on the Company's earnings or financial position.

Note 1 - Summary of Significant Accounting Policies (Continued)

In January 2003, the FASB issued Interpretation No. 46 (FIN 46), "Consolidation of Variable Interest Entities." This Interpretation clarifies the application of ARB No. 51, "Consolidated Financial Statements," for certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk to finance its activities without additional subordinated support from other parties. The Company has no variable interest entities; therefore, the pronouncement has no effect on the Company's consolidated financial statements.

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain embedded derivatives, and for hedging activities under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This Statement amends SFAS No. 133 to reflect the decisions made as part of the Derivatives Implementation Group (DIG) and in other FASB projects or deliberations. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. Adoption of this Standard did not have an effect on the Company's consolidated financial statements.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity." This Statement establishes standards for how an entity classifies and measures certain financial instruments with characteristics of both liabilities and equity. This Statement requires that an issuer classify a financial instrument that is within its scope as a liability. This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise was effective at the beginning of the first interim period beginning after June 15, 2003. This adoption of this standard had no effect on the Company's consolidated financial statements.

Reclassification

Certain amounts in the 2002 and 2001 consolidated financial statements have been reclassified to conform with the 2003 presentation.

Note 2 - Restrictions on Cash and Amounts Due from Bank

The Bank is required to maintain average balances on hand with the Federal Reserve Bank. The aggregate reserves required at December 31, 2003 and 2002 were $6.0 million and $9.2 million, respectively.

The Company and its subsidiaries maintain cash balances with high quality credit institutions. At times such balances may be in excess of the federally insured limits.

Note 3 - Securities

The amortized cost and fair value of securities, with gross unrealized gains and losses, follows:

	(In Thousands) 2003			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
Available-for-Sale:				
U.S. Treasury	$ 6,607	$ 30	$ -	$ 6,637
U.S. Government agency	95,906	1,246	319	96,833
Mortgage-backed securities	14,138	193	153	14,178
State and local governments	48,991	2,140	115	51,016
Corporate debt securities	1,999	-	18	1,981
Equity securities	47	-	-	47
	$ 167,688	$ 3,609	$ 605	$ 170,692

	(In Thousands) 2002			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
Available-for-Sale:				
U.S. Treasury	$ 4,125	$ 90	$ -	$ 4,215
U.S. Government agency	97,569	2,834	-	100,403
Mortgage-backed securities	16,123	495	-	16,618
State and local governments	53,683	2,209	32	55,860
Corporate debt securities	1,615	35	-	1,650
Equity securities	47	-	-	47
	$ 173,162	$ 5,663	$ 32	$ 178,793

Note 3 - Securities (Continued)

The gross realized gains and losses for the years ended December 31, are presented below:

	(In Thousands)		
	2003	2002	2001
Gross realized gains	$ 528	$ 79	$ 228
Gross realized losses	-	(3)	-
Net Realized Gains	$ 528	$ 76	$ 228

The amortized cost and fair value of debt securities at December 31, 2003, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	(In Thousands)	
	Amortized Cost	Fair Value
One year or less	$ 28,660	$ 29,242
After one year through five years	97,496	99,256
After five years through ten years	37,921	38,477
After ten years	3,564	3,670
	167,641	170,645
Equity securities	47	47
Total	$ 167,688	$ 170,692

Investments with a carrying value of $131 million at December 31, 2003 and 2002 were pledged to secure public deposits and securities sold under repurchase agreements.

Note 4 - Loans

Loans at December 31, are summarized below:

	(In Thousands)	
Loans:	2003	2002
Real estate	$ 267,136	$ 263,200
Commercial and industrial	102,101	108,037
Agricultural (excluding real estate)	63,082	66,136
Consumer and other loans	47,848	52,735
Overdrafts	136	160
Industrial Development Bonds	7,944	7,810
	488,247	498,078
Less: Deferred loan fees and costs	(784)	(657)
	487,463	497,421
Less: Allowance for loan losses	(7,300)	(6,400)
Loans - Net	$ 480,163	$ 491,021

The following is a maturity schedule by major category of loans including available for sale loans:

	(In Thousands)		
	Principal Payments Due Within		
	One Year	Two to Five Years	After Five Years
Real estate loans	$ 11,802	$ 19,491	$ 236,019
Commercial and industrial loans	31,811	30,329	39,961
Agricultural (excluding real estate)	43,823	11,310	7,949
Consumer, Credit Card and Overdrafts	9,498	33,095	5,391
Industrial Development Bonds	1,504	1,657	4,783

Note 4 - Loans (Continued)

The distribution of fixed rate loans and variable rate loans by major loan category is as follows as of December 31, 2003:

	(In Thousands)	
	Fixed Rate	Variable Rate
Real estate loans	$ 42,563	$ 224,749
Commercial and industrial loans	50,322	51,779
Agricultural (excluding real estate)	21,870	41,212
Consumer, Credit Card and Overdrafts	46,086	1,898
Industrial Development Bonds	7,944	-

One to four family residential mortgage loans amounting to $33.0 million have been pledged as security for loans the Bank has received from the Federal Home Loan Bank.

As of December 31, 2003 and 2002 there were $14.2 and $10.4 million, respectively, of undisbursed loans in process.

The following is an analysis of the allowance for loan loss:

	(In Thousands)		
	2003	2002	2001
Allowance for Loan Losses			
Balance at beginning of year	$ 6,400	$ 7,275	$ 7,160
Provision for loan loss	6,903	2,194	2,632
Recoveries	1,283	1,183	617
Loans charged off	(7,286)	(4,252)	(3,134)
Balance - End of year	$ 7,300	$ 6,400	$ 7,275

Note 4 - Loans (Continued)

The following is a summary of information pertaining to impaired loans:

	(In Thousands)	
	2003	2002
Impaired loans without a valuation allowance	$ 2,621	$ 2,388
Impaired loans with a valuation allowance	18,081	14,990
Total impaired loans	$ 20,702	$ 17,378
Valuation allowance related to impaired loans	$ 3,472	$ 2,183
Total non-accrual loans	$ 6,236	$ 5,792
Total loans past-due ninety days or more and still accruing	$ 2,042	$ 2,674

	(In Thousands)		
	2003	2002	2001
Average investment in impaired loans	$ 19,040	$ 18,574	$ 19,760
Interest income recognized on impaired loans	$ 1,227	$ 195	$ 257
Interest income recognized on a cash basis on impaired loans	$ 346	$ 195	$ 257

No additional funds are committed to be advanced in connection with impaired loans.

Note 5 - Premises and Equipment

The major categories of banking premises and equipment and accumulated depreciation at December 31 are summarized below:

	(In Thousands)	
	2003	2002
Land	$ 2,756	$ 2,769
Buildings (useful life 15-39 years)	15,012	13,974
Furnishings (useful life 3-15 years)	9,389	8,470
	27,157	25,213
Less: Accumulated depreciation	(11,283)	(10,179)
Premises and Equipment (Net)	$ 15,874	$ 15,034

Note 6 - Servicing

Loans serviced for others are not included in the accompanying consolidated balance sheets. The unpaid principal balances of loans serviced for others were $242.0 and $209.9 million at December 31, 2003 and 2002, respectively.

The balance of capitalized servicing rights included in other assets at December 31, 2003 and 2002, was $1.4 and $1.0 million, respectively.

The following summarizes mortgage servicing rights capitalized and amortized during each year:

	(In Thousands)		
	2003	2002	2001
Mortgage servicing rights capitalized	$ 1,139	$ 260	$ 1,707
Mortgage servicing rights amortized	$ 723	$ 902	$ 911

Note 7 - Deposits

Time deposits at December 31 consist of the following:

	(In Thousands)	
	2003	2002
Time deposits under $100,000	$ 215,899	$ 239,493
Time deposits of $100,000 or more	103,079	90,099
	$ 318,978	$ 329,592

For each of the five years subsequent to December 31, 2003, maturities for time deposits having a remaining term of more than one year follows:

	(In Thousands)
2004	$ 193,104
2005	65,502
2006	53,344
2007	1,900
2008	2,909
thereafter	2,219
	$ 318,978

Note 8 - Securities Sold Under Agreement to Repurchase

The Bank's policy requires qualifying securities as collateral for the underlying repurchase agreements. As of December 31, 2003 and 2002 securities with a book value of $31.8 million and $33.6 million, respectively, were underlying the repurchase agreements and were under the Bank's control.

Note 9 - Long Term Debt

Long term debt consists of various loans from the Federal Home Loan Bank. Repayment structures vary, ranging from monthly installments, annual payments or upon maturity. Interest payments are due monthly with interest rates on the loans varying from 2.24% to 7.05%. Total borrowings were $24.4 and $28.7 million for 2003 and 2002, respectively. Notes are secured by a blanket lien on 100% of the one to four family residential mortgage loan portfolio.

Note 9 - Long Term Debt (Continued)

The following is a schedule by years of future minimum principal payments:

	(In Thousands)
2004	$ 2,411
2005	2,011
2006	11,720
2007	6,416
2008	711
thereafter	1,105
	$ 24,374

Note 10 - Federal Income Taxes

The components of income tax expense for the years ended December 31 are as follows:

	(In Thousands)		
	2003	2002	2001
Current:			
Federal	$ 2,585	$ 2,749	$ 2,732
Deferred:			
Federal	(126)	240	160
	$ 2,459	$ 2,989	$ 2,892

The following is a reconciliation of the statutory federal income tax rate to the effective tax rate:

	(In Thousands)		
	2003	2002	2001
Income tax at statutory rates	$ 3,429	$ 3,594	$ 3,411
Increase(decrease) resulting from:			
Tax exempt interest	(571)	(685)	(596)
Change in prior estimates and other	(399)	80	77
	$ 2,459	$ 2,989	$ 2,892

Note 10 - Federal Income Taxes (Continued)

Deferred tax assets and liabilities at December 31 are comprised of the following:

	(In Thousands)	
	2003	2002
Deferred Tax Assets:		
Allowance for loan losses	$ 2,211	$ 1,890
Other	82	-
Total deferred tax assets	2,293	1,890
Deferred Tax Liabilities:		
Accreted discounts on bonds	155	193
FHLB stock dividends	610	564
Mortgage servicing rights	490	348
Other	222	95
Net unrealized gain on available-for-sale securities	1,020	1,914
Total deferred tax liabilities	2,497	3,114
Net Deferred Tax Liability	$ (204)	$ (1,224)

Note 11 - Employee Benefit Plan

The Bank has established a 401(k) profit sharing plan, which allows eligible employees to save at a minimum one percent of eligible compensation on a pre-tax basis, subject to certain Internal Revenue Service limitations. The Bank will match 50% of employee 401(k) contributions up to four percent of total eligible compensation. In addition, the Bank may make a discretionary contribution from time to time. A participant is 100% vested in the participant's deferral contributions and employer matching contributions. A seven-year vesting schedule applies to employer discretionary contributions. Contributions to the 401(k) profit sharing plan for both the employer matching contribution and the discretionary contribution were $505, $509, and $472 thousand for 2003, 2002 and 2001, respectively.

Note 12 - Related Party Transactions

In the ordinary course of business, the Bank has granted loans to senior officers and directors and their affiliated companies amounting to $16.5 and $15.8 million at December 31, 2003 and 2002, respectively. Loans made during 2003 were $145.4 million and repayments were $143.1 million.

Deposits to directors, executive officers and companies in which they have a direct or indirect ownership as of December 31, 2003 and 2002 amounted to $6.2 million and $14.5 million, respectively.

Note 13 - Off Balance Sheet Activities

Credit Related Financial Instruments

The Bank is a party to credit related financial instruments with off-balance-sheet risk in the normal course of business to meet the financing need of its customer. These financial instruments include commitments to extend credit, standby letters of credit and commercial letters of credit. Such commitments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheets.

The Bank's exposure to credit loss is represented by the contractual amount of these commitments. The Bank follows the same credit policies in making commitments as it does for on-balance-sheet instruments.

At December 31, 2003 and 2002, the following financial instruments were outstanding whose contract amounts represent credit risk:

	(In Thousands)	
	2003	2002
Commitments to extend credit	$ 111,203	$ 92,035
Credit card arrangements	15,890	23,582
Standby letters of credit	1,762	2,706

Commitments to extend credit, credit card arrangements and standby letters of credit all include exposure to some credit loss in the event of nonperformance of the customer. The Bank's credit policies and procedures for credit commitments and financial guarantees are the same as those for extensions of credit that are recorded in the financial statements. Because these instruments have fixed maturity dates, and because many of them expire without being drawn upon, they generally do not present any significant liquidity risk to the Bank.

Note 13 - Off Balance Sheet Activities (Continued)

Collateral Requirements

To reduce credit risk related to the use of credit-related financial instruments, the Bank might deem it necessary to obtain collateral. The amount and nature of the collateral obtained is based on the Bank's credit evaluation of the customer. Collateral held varies but may include cash, securities, accounts receivable, inventory, property, plant, and equipment and real estate.

Legal Contingencies

Various legal claims also arise from time to time in the normal course of business which, in the opinion of management, will have no material effect on the Company's consolidated financial statements.

Note 14 - Minimum Regulatory Capital Requirements

The Company (on a consolidated basis) and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's and Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities and certain off balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Prompt corrective action provisions are not applicable to bank holding companies.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios of: total risk-based capital and Tier I capital to risk-weighted assets (as defined in the regulations), and Tier I capital to adjusted total assets (as defined). Management believes, as of December 31, 2003, that the Company and the Bank meets all the capital adequacy requirements to which it is subject.

Note 14 - Minimum Regulatory Capital Requirements (Continued)

As of December 31, 2003 the most recent notification from the FDIC indicated the Bank was categorized as well capitalized under the regulatory framework for prompt corrective action. To remain categorized as well capitalized, the Bank will have to maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as disclosed in the table below. There are no conditions or events since the most recent notification that management believes have changed the Bank's prompt corrective action category.

The Company and the Bank's actual and required capital amounts and ratios as of December 31, 2003 and 2002 are as follows:

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under the Prompt Corrective Action Provisions	
	(000's) Amount	Ratio	(000's) Amount	Ratio	(000's) Amount	Ratio
As of December 31, 2003						
Total Risk-Based Capital (to Risk Weighted Assets)						
Consolidated	$ 79,267	15.52%	$ 40,847	8.00%	$ 51,059	10.00%
Farmers & Merchants State Bank	78,693	15.42%	40,831	8.00%	51,039	10.00%
Tier I Capital (to Risk Weighted Assets)						
Consolidated	72,873	14.27%	20,423	4.00%	30,635	6.00%
Farmers & Merchants State Bank	57,302	11.23%	20,416	4.00%	30,623	6.00%
Tier I Capital (to Adjusted Total Assets)						
Consolidated	72,873	10.23%	28,502	4.00%	35,627	5.00%
Farmers & Merchants State Bank	57,302	8.07%	28,420	4.00%	35,524	5.00%

Note 14 - Minimum Regulatory Requirements (Continued)

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under the Prompt Corrective Action Provisions	
	(000's) Amount	Ratio	(000's) Amount	Ratio	(000's) Amount	Ratio
As of December 31, 2002						
Total Risk-Based Capital (to Risk Weighted Assets)						
Consolidated	$ 83,851	16.51%	$ 40,750	8.00%	$ 50,938	10.00%
Farmers & Merchants State Bank	79,702	15.44%	41,300	8.00%	51,626	10.00%
Tier I Capital (to Risk Weighted Assets)						
Consolidated	74,008	14.53%	20,375	4.00%	30,563	6.00%
Farmers & Merchants State Bank	63,302	12.26%	20,650	4.00%	30,976	6.00%
Tier I Capital (to Adjusted Total Assets)						
Consolidated	74,008	10.19%	29,059	4.00%	43,589	5.00%
Farmers & Merchants State Bank	63,302	8.84%	28,636	4.00%	35,794	5.00%

Note 15 - Restrictions of Dividends

The Bank is restricted as to the amount of dividends that can be paid. Dividends declared by the Bank that exceed the net income for the current year plus retained income for the preceding two years must be approved by federal and state regulatory agencies. Under this formula dividends of $4.0 million may be paid without prior regulatory approval. Regardless of formal regulatory restrictions, the Bank may not pay dividends that would result in its capital levels being reduced below the minimum requirements shown above.

Note 16 - Fair Value of Financial Instruments

Fair values of financial instruments are management's estimate of the values at which the instruments could be exchanged in a transaction between willing parties. These estimates are subjective and may vary significantly from amounts that would be realized in actual transactions. In addition, other significant assets are not considered financial assets including deferred tax assets, premises, equipment and intangibles. Further, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on the fair value estimates and have not been considered in any of the estimates.

Note 16 - Fair Value of Financial Instruments (Continued)

The estimated fair values, and related carrying or notional amounts, for on and off-balance sheet financial instruments as of December 31, 2003 and 2002 are reflected below:

	(In Thousands)			
	2003		2002	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial Assets:				
Cash and due from banks	$ 18,873	$ 18,873	$ 18,508	$ 18,508
Interest-bearing deposits in banks	662	662	279	279
Securities - available for sale	170,692	170,692	178,793	178,793
Federal Home Loan Bank	3,462	3,462	3,328	3,328
Loans, net	480,163	487,833	497,515	525,585
Interest receivable	5,192	5,192	5,963	5,963
Financial Liabilities:				
Deposits	$ 575,066	$ 575,651	$ 576,373	$ 584,707
Short-term debt				
Federal funds purchased	6,590	6,590	9,570	9,570
Repurchase agreement sold	20,729	20,729	28,630	28,630
Other debt	24,374	21,251	28,696	29,028
Interest payable	989	989	1,530	1,530
Off-Balance Sheet Financial Instruments				
Commitments to extend credit	$ -	$ -	$ -	$ -
Standby letters of credit	-	-	-	-

The following assumptions and methods were used in estimating the fair value for financial instruments:

Cash and Due from Banks

The carrying amounts reported in the balance sheet for cash and due from banks and federal funds sold approximate their fair values.

Interest Bearing Deposits

The carrying amounts of interest-bearing deposits maturing within ninety days approximate their fair values. Fair values of other interest-bearing deposits are estimated using discounted cash flow analyses based on current rates for similar types of deposits.

Note 16 - Fair Value of Financial Instruments (Continued)

Securities and Federal Home Loan Bank Stock

Fair values for securities, excluding Federal Home Loan Bank stock, are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments. The carrying value of Federal Home Loan Bank stock approximates fair value based on the redemption provisions of the Federal Home Loan Bank.

Loans

Most commercial and real estate mortgage loans are made on a variable rate basis. For those variable-rate loans that reprice frequently, and with no significant change in credit risk, fair values are based on carrying values. The fair values of the fixed rate and all other loans are estimated using discounted cash flow analysis, using interest rates currently being offered for loans with similar terms to borrowers with similar credit quality.

Deposits

The fair values disclosed for deposits with no defined maturities are equal to their carrying amounts, which represent the amount payable on demand. The carrying amounts for variable-rate, fixed-term money market accounts and certificates of deposit approximate their fair value at the reporting date. Fair value for fixed-rate certificates of deposit are estimated using a discounted cash flow analysis that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

Borrowings

Short-term borrowings are carried at cost that approximates fair value. Other long-term debt was generally valued using a discounted cash flows analysis with a discounted rate based on current incremental borrowing rates for similar types of arrangements, or if not available, based on an approach similar to that used for loans and deposits. Long-term debt includes their related current maturities.

Accrued Interest Receivable and Payable

The carrying amounts of accrued interest approximate their fair values.

Note 16 - Fair Value of Financial Instruments (Continued)

Off Balance Sheet Financial Instruments

Fair values for off-balance-sheet, credit related financial instruments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standing.

Note 17 – Condensed Financial Statements of Parent Company

Balance Sheet	(In Thousands)	
	2003	2002
Assets		
Cash	$ 903	$ 655
Related party receivables:		
Dividends receivable from subsidiares	-	325
Note receivable from Bank subsidiary	15,000	10,000
Investment in subsidiaries	59,883	67,553
Total Assets	$ 75,786	$ 78,533
Liabilities		
Accrued expenses	$ 215	$ 145
Dividends payable	715	650
Total Liabilities	930	795
Stockholders' Equity		
Common stock - No par value - 1,500,000 shares authorized; 1,300,000 shares issued	12,677	12,677
Undivided profits	60,196	61,345
Accumulated other comprehensive income	1,983	3,716
Total Stockholders' Equity	74,856	77,738
Total Liabilities and Stockholders' Equity	$ 75,786	$ 78,533

Note 17 – Condensed Financial Statements of Parent Company (Continued)

Income Statement

	(In Thousands)		
	2003	2002	2001
Income			
Dividends from subsidiaires	$ 13,273	$ 1,415	$ 1,665
Interest	604	600	600
Total Income	13,877	2,015	2,265
Operating Expenses	125	131	74
Income Before Income Taxes and Equity in Undistributed Earnings and Subsidiaries	13,752	1,884	2,191
Income Taxes	175	147	179
	13,577	1,737	2,012
Equity in undistributed earnings of subsidiaries	(5,951)	5,660	4,744
Net Income	$ 7,626	$ 7,397	$ 6,756

Statements of Cashflow

	(In Thousands)		
	2003	2002	2001
Cash Flows from Operating Activities			
Net income	$ 7,626	$ 7,397	$ 6,756
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:			
Equity in undistributed net income of subsidiaries	5,951	(5,660)	(4,329)
Changes in Operating Assets and Liabilities:			
Note receivable	(5,000)	-	-
Dividends receivable	325	390	(415)
Accrued expenses	55	(35)	5
Net Cash Provided by Operating Activities	8,957	2,092	2,017
Cash Flows from Financing Activities			
Payment of dividends	(8,709)	(2,210)	(1,950)
Net Change in Cash and Cash Equivalents	248	(118)	67
Cash and Cash Equivalents			
Beginning of year	655	773	706
Cash and Cash Equivalents			
End of year	$ 903	$ 655	$ 773

MANAGEMENT REPORT REGARDING INTERNAL CONTROL AND COMPLIANCE WITH DESIGNATED LAWS AND REGULATIONS

Management of Farmers & Merchants Bancorp, Inc. and Subsidiaries is responsible for preparing the annual financial statements of the Farmers & Merchants State Bank. Management is also responsible for establishing and maintaining internal control over financial reporting presented in conformity with both generally accepted accounting principles and regulatory reporting in conformity with the Federal Financial Institutions Examination Council Instructions for Consolidated Reports of Condition and Income (call report instructions). The Bank's internal control contains monitoring mechanisms, and actions are taken to correct deficiencies identified.

There are inherent limitations in the effectiveness of any internal control, including the possibility of human error and the circumvention or overriding of controls. Accordingly, even effective internal control can provide only reasonable assurance with respect to financial statement preparation. Further, because of changes in conditions, the effectiveness of internal control may vary over time.

It is also management's responsibility to ensure satisfactory compliance with all designated laws and regulations and in particular, those laws and regulations concerning loans to insiders. The federal laws concerning loans to insiders are codified at 12 USC 375a and 375b, and the federal regulations are set forth at 12 CFR 23.5, 31, and 215.

Management assessed the Bank's internal control over financial reporting presented in conformity with both generally accepted accounting principles and call report instructions as of December 31, 2003. This assessment was based on criteria for effective internal control over financial reporting described in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring organizations for the Treadway Commission. Based on this assessment, management believes that, as of December 31, 2003, Farmers & Merchants Bancorp, Inc. and Subsidiaries maintained effective internal control over financial reporting presented in conformity with both generally accepted accounting principles and call report instructions.

February 6, 2004

Farmers & Merchants Bancorp, Inc.



Joe E. Crossgrove, President/CEO



Barbara J. Britenriker, Chief Financial Officer

plante moran

Plante & Moran, PLLC
Suite 500
2601 Cambridge Court
Auburn Hills, MI 48326
Tel: 248.375.7100
Fax: 248.375.7101
plantemoran.com

Independent Auditors' Report

To the Board of Directors
Farmers & Merchants Bancorp, Inc. and Subsidiaries
Archbold, Ohio

We have examined management's assertion that Farmers & Merchants Bancorp, Inc. and Subsidiaries has maintained an effective internal control structure over financial reporting, including the Consolidated Reports of Condition and Income (Call Reports) and including safeguarding of assets against unauthorized acquisition, use or disposition as of December 31, 2003, included in the accompanying Management's Report on Internal Controls over Financial Reporting and Compliance with Laws and Regulations. The management of Farmers & Merchants Bancorp, Inc. and Subsidiaries is responsible for maintaining effective internal control over financial reporting. Our responsibility is to express an opinion on the effectiveness of internal control based on our examination.

Our examination was made in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included obtaining an understanding of the internal control over financial reporting, testing and evaluating the design and operating effectiveness of the internal control and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

Because of inherent limitations in any internal control, misstatements due to errors or irregularities may occur and not be detected. Also, projections of any evaluation of internal control over financial reporting to future periods are subject to the risk that the internal control may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assertion that Farmers & Merchants Bancorp, Inc. and Subsidiaries has maintained an effective internal control over financial reporting as of December 31, 2003, is fairly stated, in all material respects, based upon criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Plante & Moran, PLLC

February 6, 2004
Auburn Hills

Quarterly Financial Data - UNAUDITED

	Quarter Ended in 2003			
	Mar 31	June 30	Sep 30	Dec 31
Summary of Income:				
Interest income	$ 10,462	$ 10,627	$ 10,182	$ 9,836
Interest expense	4,063	3,873	3,361	2,986
Net Interest Income	6,399	6,754	6,821	6,850
Provision for loan loss	3,938	760	675	1,530
Net interest income after provision for loan loss	2,461	5,994	6,146	5,320
Other income (expense)	(2,937)	(1,956)	(2,455)	(2,488)
Net income before income taxes	(476)	4,038	3,691	2,832
Income taxes	(347)	939	1,100	767
Net income	$ (129)	$ 3,099	$ 2,591	$ 2,065
Earnings per Common Share	$ (0.10)	$ 2.38	$ 1.99	$ 1.60
Average common shares outstanding	1,300,000	1,300,000	1,300,000	1,300,000

	Quarter Ended in 2002			
	Mar 31	June 30	Sep 30	Dec 31
Summary of Income:				
Interest income	$ 11,200	$ 10,662	$ 10,881	$ 10,681
Interest expense	5,016	4,883	4,688	4,392
Net Interest Income	6,184	5,779	6,193	6,289
Provision for loan loss	656	393	537	608
Net interest income after provision for loan loss	5,528	5,386	5,656	5,681
Other income (expense)	(2,955)	(3,230)	(3,234)	(2,445)
Net income before income taxes	2,573	2,156	2,422	3,236
Income taxes	670	543	641	1,135
Net income	$ 1,903	$ 1,613	$ 1,781	$ 2,101
Earnings per Common Share	$ 1.46	$ 1.24	$ 1.37	$ 1.62
Average common shares outstanding	1,300,000	1,300,000	1,300,000	1,300,000

Summary of Consolidated Statement of Income - UNAUDITED

	(In Thousands)				
	2003	2002	2001	2000	1999
Summary of Income:					
Interest income	$ 41,107	$ 43,424	$ 48,945	$ 48,890	$ 43,779
Interest expense	14,283	18,979	25,448	25,509	21,150
Net Interest Income	26,824	24,445	23,497	23,381	22,629
Provision for loan loss	6,903	2,194	2,632	1,496	1,637
Net interest income after provision for loan loss	19,921	22,251	20,865	21,885	20,992
Other income (expense), net	(9,836)	(11,864)	(11,217)	(11,376)	(11,192)
Net income before income taxes	10,085	10,387	9,648	10,509	9,800
Income taxes	2,459	2,989	2,892	3,118	3,007
Net income	$ 7,626	$ 7,398	$ 6,756	$ 7,391	$ 6,793
Per Share of Common Stock:					
Earnings per common share outstanding (Based on weighted average number of shares outstanding)					
Net income	$ 5.87	$ 5.69	$ 5.20	$ 5.69	$ 5.23
Dividends	$ 6.75	$ 1.65	$ 1.60	$ 1.50	$ 1.40
Weighted average number of shares outstanding	1,300,000	1,300,000	1,300,000	1,300,000	1,300,000

Summary of Consolidated Balance Sheet - UNAUDITED

	(In Thousands)				
	2003	2002	2001	2000	1999
Total assets	$ 705,703	$ 726,486	$ 683,626	$ 635,160	$ 598,529
Loans	480,339	497,515	468,243	480,645	456,617
Total Deposits	575,066	576,373	566,157	516,463	503,166
Stockholders' equity	74,856	77,738	70,350	64,988	57,889
Key Ratios					
Return on average equity	9.87%	9.93%	9.73%	12.02%	11.95%
Return on average assets	1.06%	1.06%	1.02%	1.19%	1.16%
Loan to deposits	83.53%	86.32%	82.71%	93.00%	92.13%
Capital to assets	10.61%	10.70%	10.29%	10.23%	9.67%
Dividend payout	115.07%	28.99%	30.79%	26.38%	26.79%

Trading Market for the Company's Stock

The Company's stock is not actively traded on any exchange. The range and sales prices, based upon information that the Company has been made aware, are listed below:

		Stock Prices	
	Quarter	Low	High
2003 — by quarter	1st	$ 95.00	$ 112.00
	2nd	95.00	113.00
	3rd	95.00	126.00
	4th	100.00	115.00
2002 — by quarter	1st	$ 85.00	$ 110.00
	2nd	95.00	115.00
	3rd	95.00	112.00
	4th	95.00	115.00

Dividends declared on a quarterly basis for the last two fiscal years:

	Quarter	2003	2002
Dividends declared per share			
	1st	$ .40	$ .35
	2nd	.40	.40
	3rd	5.40	.40
	4th	.55	.50

In 2003, a special $5.00 dividend was paid that may not be paid in 2004. A normal dividend range compared to those of the last two years with the $5.00 excluded in 2003 could be paid in the foreseeable future.

Market Risk

Market risk is the exposure to loss resulting from changes in interest rates and equity prices. The primary market risk to which the Company is subject is interest rate risk. The majority of the Company's interest rate risk arises from the instruments, positions and transactions entered into for purposes other than trading such as loans, available for sale securities, interest bearing deposits, short term borrowings and long term borrowings. Interest rate risk occurs when interest bearing assets and liabilities reprice at different times as market interest rates change. For example, if fixed rate assets are funded with variable rate debt, the spread between asset and liability rates will decline or turn negative if rates increase.

Interest rate risk is managed within an overall asset/liability framework for the Company. The principal objectives of asset/liability management are to manage sensitivity of net interest spreads and net income to potential changes in interest rates. Funding positions are kept within predetermined limits designed to ensure that risk-taking is not excessive and that liquidity is properly managed. The Company employs a sensitivity analysis utilizing interest rate shocks to help in this analysis. The shocks presented below assume an immediate change of rate in the percentages and direction shown:

Interest Rate Shock on Net Interest Margin				Interest Rate Shock on Net Interest Income	
Net Interest Margin (Ratio)	% Change to Flat Rate	Rate Direction	Rate changes by	Cumulative Total ($000)	% Change to Flat Rate
4.09%	-5.72%	Rising	3.00%	27,615	-9.18%
4.14%	-4.56%	Rising	2.00%	28,421	-6.53%
4.20%	-3.23%	Rising	1.00%	29,259	-3.77%
4.34%	0.00%	Flat	0	30,406	0.00%
4.35%	0.09%	Falling	-1.00%	30,614	0.69%
4.18%	-3.63%	Falling	-2.00%	29,675	-2.40%
3.87%	-10.80%	Falling	-3.00%	28,066	-7.69%

Managements Discussion And Analysis Of Financial Condition And Results Of Operations

Results Of Operations

While the economic situation in the United States has been generally flat at best during 2003, Farmers & Merchants Bancorp, Inc. has experienced yet another year of solid growth in terms of net income. Net interest income, interest income less interest expense, increased by approximately $2.4 million over 2002. The increase was led by the sharp drop in interest expense due to the continued low interest rate environment of 2003. A significant portion of the deposit portfolio, along with the borrowings of the Bank, priced lower totaling a decrease of $4.7 million in interest expense between 2003 and 2002. Interest income also decreased, just not as drastically. Interest income was $41.1 million and $43.4 million for 2003 and 2002, respectively. As a result, net interest income increased from $24.5 million for 2002 to $26.8 million for 2003.

The low interest rate environment of 2003 created revenue opportunities for the Bank. Mortgage activity was steady and noninterest income was generated through the selling of mortgages to the secondary market and the recognition of mortgage servicing rights on those mortgages. Net gain on sales of loans was $3.3 million compared to $1.6 million for 2003 and 2002, respectively. The Bank also sold securities to capture unrealized gains on the portfolio by converting them to realized gains. An additional $452 thousand over 2002 was added to noninterest income in gain on sale of available-for-sale securities.

Operations during 2003 were negatively impacted by the increased volume and amount of charge-offs. Provision for loan loss as an expense increased from $2.2 million in 2002 to $6.9 million in 2003. Commercial loans represented the majority of the charge-offs. The slow down of the economy in the last two years impacted local manufacturing and precipitated the need to write down a few large commercial loans.

Overall, the Company had an increase in net income compared to the previous year of $228 thousand. Total assets declined by $20.8 million. The decrease in assets was due to a slower credit market as businesses and consumers were concerned with the direction and stability of the economy. The Bank also sold more loans in the secondary market along with the increased charge-off activity mentioned above. The Company looks forward to an improvement in the economy and the resulting increased credit activity for 2004.

Net Interest Income

The following table presents net interest income, interest spread and net interest margin for the three years 2001 through 2003, comparing average outstanding balances of earning assets and interest bearing liabilities with the associated interest income and expense. The table also shows their corresponding average rates of interest earned and paid. The tax-exempt asset yields have been tax affected to reflect a marginal corporate tax rate of 34%. Average outstanding loan balances include nonperforming loans and mortgage loans held for sale. Average outstanding security balances are computed based on carrying values including unrealized gains and losses on available-for-sale securities.

As the charts indicate, the Company experienced increased growth on an average basis for year 2003 compared to 2002. The largest increases in average balances compared to 2002 were in loans and tax-exempt securities. The net interest margin and spread both improved led by the decreased cost of funds or interest expense yield. The interest income yield also decreased but not as much as the interest expense. The net interest margin and spread in 2003 are the highest of the three years shown. The Bank's customers transferred money to shorter term certificate of deposits and increased holdings of money in the more liquid saving instruments, evidenced by the increased balances in the average savings and lower time deposit balances.

	2003 (In Thousands)		
	Average Balance	Interest/ Dividends	Yield/Rate
ASSETS			
Interest Earning Assets:			
Loans (1)	$ 500,517	$ 34,233	6.84%
Taxable investment securities	128,087	5,105	3.99%
Tax-exempt investment securities	44,981	1,710	5.76%
Interest bearing deposits	2,413	26	1.08%
Federal funds sold	3,163	33	1.04%
Total Interest Earning Assets	679,161	$ 41,107	6.18%
Non-Interest Earning Assets:			
Cash and cash equivalents	8,511		
Other assets	30,078		
Total Assets	$ 717,879		
LIABILITIES AND SHAREHOLDERS' EQUITY			
Interest Bearing Liabilities:			
Savings deposits	$ 209,044	$ 1,494	0.71%
Other time deposits	326,966	11,336	3.47%
Other borrowed money	28,095	1,077	3.83%
Federal funds purchased and securities sold under agreement to repurchase	21,296	376	1.77%
Total Interest Bearing Liabilities	585,401	$ 14,283	2.44%
Non-Interest Bearing Liabilities:			
Non-interest bearing demand deposits	43,924		
Other	11,258		
Total Liabilities	640,583		
Shareholders' Equity	77,296		
Total Liabilities and Shareholders' Equity	$ 717,879		
Interest/Dividend income/yield		$ 41,107	6.18%
Interest Expense / yield		14,283	2.44%
Net Interest Spread		$ 26,824	3.74%
Net Interest Margin			3.95%

	2002 (In Thousands)		
	Average Balance	Interest/ Dividends	Yield/Rate
ASSETS			
Interest Earning Assets:			
Loans (1)	$ 476,981	$ 35,309	7.40%
Taxable investment securities	134,990	6,410	4.75%
Tax-exempt investment securities	39,812	1,622	4.07%
Interest bearing deposits	823	25	3.04%
Federal funds sold	3,522	58	1.65%
Total Interest Earning Assets	656,128	$ 43,424	6.62%
Non-Interest Earning Assets:			
Cash and cash equivalents	15,873		
Other assets	23,135		
Total Assets	$ 695,136		
LIABILITIES AND SHAREHOLDERS' EQUITY			
Interest Bearing Liabilities:			
Savings deposits	$ 197,819	$ 1,705	0.86%
Other time deposits	333,247	15,869	4.76%
Other borrowed money	17,773	990	5.57%
Federal funds purchased and securities sold under agreement to repurchase	23,609	415	1.76%
Total Interest Bearing Liabilities	572,448	$ 18,979	3.32%
Non-Interest Bearing Liabilities:			
Non-interest bearing demand deposits	40,485		
Other	7,708		
Total Liabilities	620,641		
Shareholders' Equity	74,495		
Total Liabilities and Shareholders' Equity	$ 695,136		
Interest/Dividend income/yield		$ 43,424	6.62%
Interest Expense / yield		18,979	3.32%
Net Interest Spread		$ 24,445	3.30%
Net Interest Margin			3.73%

	2001 (In Thousands)		
	Average Balance	Interest/ Dividends	Yield/Rate
ASSETS			
Interest Earning Assets:			
Loans (1)	$ 472,181	$ 40,728	8.63%
Taxable investment securities	106,774	6,203	5.81%
Tax-exempt investment securities	29,565	1,310	4.43%
Interest bearing deposits	120	231	192.50%
Federal funds sold	11,342	473	4.17%
Total Interest Earning Assets	619,982	$ 48,945	7.89%
Non-Interest Earning Assets:			
Cash and cash equivalents	22,847		
Other assets	20,640		
Total Assets	$ 663,469		
LIABILITIES AND SHAREHOLDERS' EQUITY			
Interest Bearing Liabilities:			
Savings deposits	$ 179,610	$ 4,898	2.73%
Other time deposits	320,341	18,049	5.63%
Other borrowed money	20,822	2,085	10.01%
Federal funds purchased and securities sold under agreement to repurchase	25,656	416	1.62%
Total Interest Bearing Liabilities	546,429	$ 25,448	4.66%
Non-Interest Bearing Liabilities:			
Non-interest bearing demand deposits	42,170		
Other	5,440		
Total Liabilities	594,039		
Shareholders' Equity	69,430		
Total Liabilities and Shareholders' Equity	$ 663,469		
Interest/Dividend income/yield		$ 48,945	7.89%
Interest Expense / yield		25,448	4.66%
Net Interest Spread		$ 23,497	3.23%
Net Interest Margin			3.79%

(1) For purposes of these computations, non-accruing loans are included in the daily average outstanding loan amounts.

The primary source of the Company's traditional banking revenue is net interest income. Net interest income is the difference between interest income on interest earning assets, such as loans and securities, and interest expense on liabilities used to fund those assets, such as interest bearing deposits and other borrowings. Net interest income is affected by changes in both interest rates and the amount and composition of earnings assets and liabilities. The change in net interest income is most often measured as a result of two statistics – interest spread and net interest margin. The difference between the yields on earning assets and the rates paid for interest bearing liabilities supporting those funds represents the interest spread. Because non-interest bearing sources of funds such as demand deposits and stockholders' equity also support earning assets, the net interest margin exceeds the interest spread.

The following tables show changes in interest income, interest expense and net interest resulting from changes in volume and rate variances for major categories of earnings assets and interest bearing liabilities.

	2003 vs 2002 (In Thousands)		
	Net	Due to Change in	
Interest Earned On:	Change	Volume	Rate
Loans	$ (1,076)	$ 1,742	$ (2,818)
Taxable investment securities	(1,305)	(328)	(977)
Tax-exempt investment securities	88	210	(122)
Interest bearing deposits	1	48	(47)
Federal funds sold	(25)	(6)	(19)
Total Interest Earning Assets	$ (2,317)	$ 1,667	$ (3,984)
Interest Paid On:			
Savings deposits	$ (211)	$ 97	$ (308)
Other time deposits	(4,533)	(299)	(4,234)
Other borrowed money	87	575	(488)
Federal funds purchased and securties sold under agreement to repurchase	(39)	(41)	2
Total Interest Bearing Liabilities	$ (4,696)	$ 332	$ (5,028)

	2002 vs 2001 (In Thousands)		
	Net	Due to Change in	
Interest Earned On:	Change	Volume	Rate
Loans	$ (5,419)	$ 355	$ (5,774)
Taxable investment securities	207	1,340	(1,133)
Tax-exempt investment securities	312	417	(105)
Interest bearing deposits	(206)	21	(227)
Federal funds sold	(415)	(129)	(286)
Total Interest Earning Assets	$ (5,521)	$ 2,004	$ (7,525)
Interest Paid On:			
Savings deposits	$ (3,193)	$ 157	$ (3,350)
Other time deposits	(2,180)	615	(2,795)
Other borrowed money	(1,095)	(170)	(925)
Federal funds purchased and securties sold under agreement to repurchase	(1)	(36)	35
Total Interest Bearing Liabilities	$ (6,469)	$ 566	$ (7,035)

Interest income on loans decreased $1.1 million for 2003 and $5.4 million for 2002. The decrease for 2003 and 2002 was primarily due to a drop in interest rates. This drop was offset by the significant decrease in interest expense on other time deposits of $4.2 million for 2003 and $2.7 million for 2002. The interest rate on the matured certificates of 2003 was often 3% - 4% higher than what the money was able to be reinvested at due to the lower interest rate environment of the last three years along with the customer's propensity to invest for shorter time periods.

Allowance For Loan Losses

The Company increased the allowance for loan loss for 2003. The allowance stands at $7.3 million for 2003 compared to $6.4 million for 2002. The Bank has worked hard to improve loan quality while making credit available to all of those who are in need and deemed an acceptable credit risk. The allowance for loan losses, an estimate of loans currently in the loan portfolio that might become uncollectible was established at 1.3 percent of the total loan portfolio for 2002 compared to 1.5 percent of the loan portfolio at December 31, 2003. This increase was due to the continued concern of the slow pickup of the economy and its effect on our customers going forward. Charge-off activity of $7.3 million was extremely high for 2003 compared to $4.2 and $3.1 million for 2002 and 2001, respectively. The allowance for loan loss activity resulted in expense of $6.9, $2.2 and $2.6 million for 2003, 2002 and 2001, respectively. As stated previously, a portion was to increase the allowance while the vast majority was attributed to replenishing the allowance due to the charge-off activity of the commercial loan portfolio. The number of commercial credits that were charged-off was limited but the amounts were considerable. One large credit has impacted all three years of activity and the Company is no longer carrying a balance on that credit. The Company does not expect to see the same level of significant charge-offs in future years.

Non-interest Income

Non-interest income of $8.0 million is an increase of $2.1 million over 2002. Non-interest income for 2002 of $5.8 million is just slightly less than that for 2001 of $5.9 million. Both 2003 and 2001 experienced a dramatic rise due to an increase in fixed rate mortgage loan activity as a result of the favorable interest rates for such loans. These types of loans are sold to investors while the Bank retains the mortgage servicing rights on these loans. As a result, mortgage servicing rights income was $1.7 million for 2001 and $1.1 million for 2003. Mortgage rates increased slightly in 2002 and the level of mortgage activity slowed. With the return of more favorable interest rates during 2003, the mortgage activity was again brisk. Along with the mortgage servicing rights income, gains on the sale of those loans increased in 2003. The recognition of both income sources due to the mortgage activity was at a high of $3.3 million in 2003 compared to $1.6 and $2.1 million for 2002 and 2001, respectively.

Non-interest Expense

Non-interest expense has increased only slightly during the last three years, growing from $17.2 million in 2001 to $17.8 million in 2003. The Company continues to maintain low cost levels while striving to grow the business.

Federal Income Taxes

Effective tax rates were 24.38%, 28.78%, and 29.98% for 2003, 2002 and 2001, respectively. The Company has increased its tax-exempt holdings each year and also added bank owned life insurance in the last quarter of 2002.

Financial Condition

Average earning assets have again demonstrated consistent growth over the last three years. Average earnings assets for 2003 were $679 million compared to $656 million for 2002 and $620 million for 2001. This growth in average earnings assets represent a 3.5 percent and 5.8 percent increase for 2003 and 2002, respectively. Increases in 2003 are attributed to loans and tax-exempt securities. Average interest bearing liabilities have also shown steady increases, rising $13 million in 2003 and $26 million in 2002.

Securities

Security balances at December 31 are summarized below:

	(In Thousands)		
	2003	2002	2001
U.S. Treasury and Government Agencies	$ 103,470	$104,618	$ 92,622
Mortgage-backed securities	14,178	16,618	21,409
State and local governments	51,016	55,860	50,819
Corporate debt securities	1,981	1,650	7,091
Commercial paper	-	-	974
Equity securities	47	47	47
	$ 170,692	$178,793	$ 172,962

The following table sets forth (dollars in thousands) the maturities of investment securities at December 31, 2003 and the weighted average yields of such securities calculated on the basis of cost and effective yields weighted for the scheduled maturity of each security. Tax-equivalent adjustments, using a thirty-four percent rate have been made in yields on obligations of state and political subdivisions. Stocks of domestic corporations have not been included.

	Maturities			
	Within One Year		After One Year Within Five Years	
	Amount	Yield	Amount	Yield
U.S. Treasury	$ 2,379	3.08%	$ 4,258	2.10%
U.S. Government agency	49,453	4.11%	47,380	3.02%
Mortgage-backed securities	189	6.96%	13,989	3.97%
State and local governments	8,516	5.41%	21,934	5.65%
Taxable state and local governments	3,444	5.69%	3,477	5.79%
Corporate debt securities			1,981	2.19%

	Maturities			
	After Five Years Within Ten Years		After Ten Years	
	Amount	Yield	Amount	Yield
U.S. Treasury	$ -	-	$ -	-
U.S. Government agency	-	-	-	-
Mortgage-backed securities	-	-	-	-
State and local governments	12,625	5.47%	425	6.32%
Taxable state and local governments	595	6.29%	-	-
Corporate debt securities	-	-	-	-

At December 31, 2003 the Bank did not hold a large block of any one investment security, except for U.S. Treasury and other U.S. Government agencies. The Bank also holds stock in the Federal Home Loan Bank of Cincinnati at a cost of $3.5 million. This is required in order to obtain Federal Home Loan Bank Loans.

Loan Portfolio

The Bank's various loan portfolios are subject to varying levels of credit risk. Management mitigates these risks through portfolio diversification and through standardization of lending policies and procedures.

The following table shows the Bank's loan portfolio by category of loan:

	(In Thousands)				
	2003	2002	2001	2000	1999
Loans:					
Commercial/industrial	$ 102,101	$ 100,119	$ 96,992	$ 96,990	$ 100,996
Agricultural	63,082	66,136	53,717	51,337	46,035
Real estate mortgage	267,312	278,933	247,545	261,289	237,056
Consumer	47,984	51,156	55,845	69,081	71,662
Industrial Development Bds	7,944	7,810	7,590	8,647	7,015
Total Loans	$ 488,423	$ 504,154	$ 461,689	$ 487,344	$ 462,764

The following table shows the maturity of loans:

	Maturities (In Thousands)			
	Within One Year	After One Year Within Five Years	After Five Years	Total
Commercial and industrial	$ 31,811	$ 30,329	$ 39,961	$ 102,101
Agricultural	43,823	11,310	7,949	63,082
Real estate mortgage	11,802	19,491	236,019	267,312
Consumer	9,498	33,095	5,391	47,984
Industrial Development Bonds	1,504	1,657	4,783	7,944

The following table presents the total of loans due after one year which have 1) predetermined interest rates and 2) floating or adjustable interest rates:

	(In Thousands)	
	Fixed Rate	Variable Rate
Commercial and industrial	$ 40,105	$ 30,185
Agricultural	12,314	6,945
Real estate	32,957	222,553
Consumer, Credit Card and overdrafts	38,486	-
Industrial Development Bonds	6,440	-

The following table summarizes the Bank's non-accrual and past due loans as of December 31 for each of the last five years:

	(In Thousands)				
	2003	2002	2001	2000	1999
Non-accrual loans	$ 6,236	$ 5,792	$ 5,353	$ 6,622	$ 6,504
Accruing loans past due 90 days or more	2,042	2,674	5,408	2,577	2,264
Total	$ 8,278	$ 8,466	$ 10,761	$ 9,199	$ 8,768

As of December 31, 2003, management, to the best of their knowledge, is not aware of any significant loans, group of loans or segments of the loan portfolio not included above, where there are serious doubts as to the ability of the borrowers to comply with the present loan payment terms.

Although loans may be classified as non-performing, some pay on a regular basis, many continue to pay interest irregularly or at less than original contractual rates. Interest income that would have been recorded under the original terms of these loans was $1.5 million for 2002 and $530 thousand for 2003. Any collections of interest on non-accrual loans are included in interest income when collected. This amounted to $346 for 2003, $195 for 2002, $257 thousand for 2001.

Loans are placed on non-accrual status in the event that the loan is in past due status for more than 90 days or payment in full of principle and interest is not expected.

The $6.2 million of non-accrual loans as of December 31, 2003 are secured.

At December 31, 2003 the Bank has $21 million of loans which it considers to be potential problem loans in that the borrowers are experiencing financial difficulties. These loans are subject to constant management attention and are reviewed more frequently than quarterly.

The amount of the potential problem loans was considered in management's review of the loan loss reserve required at December 31, 2003.

In extending credit to families, businesses and governments, banks accept a measure of risk against which an allowance for possible loan loss is established by way of expense charges to earnings. This expense, used to enlarge a bank's allowance for loan losses, is determined by management based on a detailed monthly review of the risk factors affecting the loan portfolio, including general economic conditions, changes in the portfolio mix, past due loan-loss experience and the financial condition of the Bank's borrowers.

At December 31, 2003, the Bank had loans outstanding to individuals and firms engaged in the various fields of agriculture in the amount of $63 million. The ratio of this segment of loans to the total loan portfolio is not considered unusual for a bank engaged in and servicing rural communities.

The allowance for loan losses is evaluated based on an assessment of the losses inherent in the loan portfolio. This assessment results in an allowance consisting of two components, allocated and unallocated.

Management considers several different risk assessments in determining the allowance for loan losses. The allocated component of the allowance for loan losses reflects expected losses resulting from an analysis of individual loans, developed through specific credit allocations for individual loans and historical loss experience for each loan category. For those loans where the internal credit rating is at or below a predetermined classification and management can reasonably estimate the loss that will be sustained based upon collateral, the borrowers operating activity and economic conditions in which the borrower operates, a specific allocation is made. For those borrowers that are not currently behind in their payment, but for which management believes based on economic conditions and operating activities of the borrower, the possibility exists for future collection problems, a reserve is established. The amount of reserve allocated to each loan portfolio is based on past loss experiences and the different levels of risk within each loan portfolio. The historical loan loss portion is determined using a historical loss analysis by loan category.

The unallocated portion of the reserve for loan losses is determined based on management's assessment of general economic conditions as well as specific economic factors in the Bank's marketing area. This assessment inherently involves a higher degree of uncertainty. It represents estimated inherent but undetected losses within the portfolio that are probable due to uncertainties in economic conditions, delays in obtaining information, including unfavorable information about a borrower's financial condition and other current risk factors that may not have yet manifested themselves in the Bank's historical loss factors used to determine the allocated component of the allowance.

Actual charge-off of loan balances is based upon periodic evaluations of the loan portfolio by management. These evaluations consider several factors, including, but not limited to, general economic conditions, financial condition of the borrower, and collateral.

As presented below, charge-offs increased to $7.3 million for 2003, and the provision was $6.9 million. Both of these amounts are up significantly over prior years. Credit losses in the installment loan and real estate loan portfolio have remained fairly steady even given the downturn in the economy. The increase was primarily the result of a few large commercial credits included in the $5.7 charged off in the commercial and agricultural segment. Commercial net charge-offs of $5.13 million account for 85% of the total net charge offs for 2003.

The following table presents a reconciliation of the allowance for loan losses:

	(In Thousands)				
	2003	2002	2001	2000	1999
Loans	$ 488,247	$ 498,078	$ 461,689	$ 487,344	$ 462,764
Daily average of outstanding loans	$ 500,517	$ 475,035	$ 472,181	$ 475,035	$ 428,087
Allowance for loan losses-Jan. 1	$ 6,400	$ 7,275	$ 7,160	$ 6,750	$ 5,850
Loans Charged off:					
Commercial & Agricultural	5,706	2,987	1,826	257	185
Consumer	1,156	1,050	1,254	1,883	1,085
Real estate mortgages	424	215	54	233	304
	7,286	4,252	3,134	2,373	1,574
Loan Recoveries:					
Commercial & Agricultural	601	801	421	358	493
Consumer	546	366	191	923	331
Real estate mortgages	136	16	5	6	13
	1,283	1,183	617	1,287	837
Net Charge Offs	6,003	3,069	2,517	1,086	737
Provision for loan loss	6,903	2,194	2,632	1,496	1,637
Allowance for loan losses-Dec. 31	$ 7,300	$ 6,400	$ 7,275	$ 7,160	$ 6,750
Ratio of net charge-offs to average Loans outstanding	1.20%	0.65%	0.53%	0.23%	0.17%

Allocation of the allowance for loan losses among the various loan categories is as follows:

	Amount (000's)	% of Loans in each Category to Total Loans
Balance at End of Period Applicable To:		
Commercial/industrial	$ 1,816	1.78%
Agricultural	674	1.07%
Real estate	531	0.20%
Consumer	451	0.94%
Unallocated	3,928	48.80%
	$ 7,400	1.52%

Deposits

The amount of outstanding time certificates of deposits and other time deposits in amounts of $100,000 or more by maturity are as follows:

	(In Thousands)			
	Under Three Months	Over Three Months Less Than One Year	Over One Year Less Than Three Years	Over Three Years
Time Deposits	$ 3,610	$ 28,439	$ 69,726	$ 1,304

The following table presents the average amount of and average rate paid on each deposit category:

	(In Thousands)			
	Demand Deposits	NOW Accounts	Savings Accounts	Time Accounts
December 31, 2003:				
Average balance	$ 43,924	$ 101,132	$ 107,912	$ 326,966
Average rate	0.00%	0.77%	0.66%	3.47%
December 31, 2002:				
Average balance	$ 40,485	$ 93,084	$ 104,735	$ 333,247
Average rate	0.00%	1.18%	1.32%	4.53%
December 31, 2001:				
Average balance	$ 38,377	$ 75,765	$ 118,393	$ 319,326
Average rate	0.00%	2.00%	2.86%	5.67%

Liquidity

Maintaining sufficient funds to meet depositor and borrower needs on a daily basis continues to be among our management's top priorities. This is accomplished not only by the immediately liquid resources of cash, due from banks and federal funds sold, but also by the Bank's available for sale securities portfolio. The average aggregate balance of these assets was $195 million during 2002 compared to $194 million for 2003 representing 28 percent and 27 percent of total average assets, respectively. Of the almost $168 million of debt securities in the portfolio as of December 31, 2003, $29 million or 17 percent of the portfolio is expected to mature in 2004. Taking into consideration possible calls of the debt securities, the amount climbs to $64 million or 37.5 percent of the portfolio becomes a source of funds.

Historically, the primary source of liquidity has been core deposits that include non-interest bearing demand deposits, NOW, money market accounts and time deposits of individuals. Through marketing efforts and competitive interest rates, new customers and additional deposits were attracted during 2003. Core deposits increased again in 2003 pushed by the move of time deposits. Overall deposits increased an average of $8.4 million over 2002 compared to 2002's increase over 2001 of $19.7 million in average deposits. These increases represent 1.5 percent and 3.6 percent in average total deposits, respectively.

Again, historically, the primary use of new funds is placing the funds back into the community through loans for the acquisition of new homes, consumer products and for business development. The use of new funds for loans is measured by the loan to deposit ratio. The Company's loan to deposit ratio for 2003 was 83.53 percent, 2002 was 86.32 percent, 2001 was 82.71 percent. A decrease in 2003 was caused by the selling of mortgages to the secondary market, the charge off activity and the general slowing of loan demand.

Short-term debt such as federal funds purchased and securities sold under agreement to repurchase also provides the Company with liquidity. Short-term debt for both federal funds purchased and securities sold under agreement to repurchase amounted to $27.3 million at the end of 2003 compared to $38.2 million at December 31, 2002 and $26.5 million at the end of 2001.

Other borrowings are also a source of funds. Other borrowings consist of loans from the Federal Home Loan Bank of Cincinnati. These funds are then used to provide fixed rate mortgage loans secured by homes in our community. Borrowings from this source decreased by $4.3 million to $24.4 million at December 31, 2003. This compares to decreased borrowings during 2001 of $13.4 to $17.4 million at December 31, 2001, and increased borrowings during 2002 to end the year 2002 at $28.7 million.

Capital Resources

Shareholders' equity was $74.9 million as of December 31, 2003 compared to $77.7 million at December 31, 2002. The Company reduced capital slightly by an increased dividend payout during 2003, specifically with a one-time additional dividend of $5 per share, for an aggregate of $6.5 million. The Company continues to have a strong capital base and to maintain regulatory capital ratios that are significantly above the defined regulatory capital ratios.

At December 31, 2003, The Farmers & Merchants State Bank and Farmers & Merchants Bancorp, Inc had total risk-based capital ratios of 15.42% and 15.52%, respectively. Core capital to risk-based asset ratios of 11.23% and 14.27% are well in excess of regulatory guidelines.

The Bank's leverage ratio of 8.1% is also substantially in excess of regulatory guidelines as is the Company's at 10.23%.

The Company's subsidiaries are restricted by regulations from making dividend distributions in excess of certain prescribed amounts.

Asset/Liability Management

The primary functions of asset/liability management are to assure adequate liquidity and maintain an appropriate balance between interest earning assets and interest bearing liabilities. It involves the management of the balance sheet mix, maturities, repricing characteristics and pricing components to provide an adequate and stable net interest margin with an acceptable level of risk. Interest rate sensitivity management seeks to avoid fluctuating net interest margins and to enhance consistent growth of net interest income through periods of changing interest rates.

Changes in net income, other than those related to volume, arise when interest rates on assets reprice in a time frame or interest rate environment that is different from that of the repricing period for liabilities. Changes in net interest income also arise from changes in the mix of interest-earning assets and interest-bearing liabilities.

Historically, the Bank has maintained liquidity through cash flows generated in the normal course of business, loan repayments, maturing earning assets, the acquisition of new deposits, and borrowings. The Bank's asset and liability management program is designed to maximize net interest income over the long term while taking into consideration both credit and interest rate risk.

Interest rate sensitivity varies with different types of interest-earning assets and interest bearing liabilities. Overnight federal funds on which rates change daily and loans that are tied to the market rate differ considerably from long-term investment securities and fixed rate loans. Similarly, time deposits over $100,000 and money market certificates are much more interest rate sensitive than passbook savings accounts. The Bank utilizes shock analysis to examine the amount of exposure an instant rate change of 100, 200, and 300 basis points in both increasing and decreasing directions would have on the financials. Acceptable ranges of earnings and equity at risk are established and decisions are made to maintain those levels based on the shock results.

Recently Issued Accounting Standards

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" (FIN 45), which addresses the disclosure to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees. FIN 45 also requires the recognition of a liability by a guarantor at the inception of certain guarantees. FIN 45 requires the guarantor to recognize a liability for the non-contingent component of the guarantee; this is the obligation to stand ready to perform in the event that specified triggering events or conditions occur. The initial measurement of this liability is the fair value of the guarantee at inception. The recognition of the liability is required even if it is not probable that payments will be required under the guarantee or if the guarantee was issued with a premium payment or as part of a transaction with multiple elements. The Company has adopted the disclosure requirements of FIN 45 and has applied the recognition and measurement provisions for all guarantees entered into or modified after March 31, 2003. The adoption of this interpretation had no significant effect on the Company's earnings or financial position.

In January 2003, the FASB issued Interpretation No. 46 (FIN 46), "Consolidation of Variable Interest Entities." This Interpretation clarifies the application of ARB No. 51, "Consolidation Financial Statements," for certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk to finance its activities without additional subordinated support from other parties. The Company has no variable interest entities; therefore the pronouncement has no effect on the Company's consolidated financial statements.

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain embedded derivatives, and for hedging activities under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This Statement amends SFAS No. 133 to reflect the decisions made as part of the Derivatives

Implementation Group (DIG) and in other FASB projects or deliberations. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. Adoption of this Standard did not have an effect on the Company's consolidated financial statements.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity." This Statement establishes standards for how an entity classifies and measures certain financial instruments with characteristics of both liabilities and equity. This Statement requires that an issuer classify a financial instrument that is within its scope as a liability. This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise was effective at the beginning if the first interim period beginning after June 15, 2003. This adoption of this standard had no effect on the Company's consolidated financial statements.

Impact Of Inflation And Changing Prices

The consolidated financial statements and notes thereto presented herein have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars without considering the changes in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the increased cost of the Company's operations. Unlike most industrial companies, nearly all the assets and liabilities of the Company are monetary in nature. As a result, interest rates have a greater impact on the Company's performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

Quantitative And Qualitative Disclosures About Market Risk

Market risk is the exposure to loss resulting from changes in interest rates and equity prices. The primary market risk to which we are subject is interest rate risk. The majority of our interest rate risk arises from the instruments, positions and transactions entered into for purposes other than trading such as loans, available for sale securities, interest bearing deposits, short term borrowings and long term borrowings. Interest rate risk occurs when interest bearing assets and liabilities reprice at different times as market interest rates change. For example, if fixed rate assets are funded with variable rate debt, the spread between asset and liability rates will decline or turn negative if rates increase.

Interest rate risk is managed within an overall asset/liability framework. The principal objectives of asset/liability management are to manage sensitivity of net interest spreads and net income to potential changes in interest rates. Funding positions are kept within predetermined limits designed to ensure that risk-taking is not excessive and that liquidity is properly managed. In the event that our asset/liabilities management strategies are unsuccessful, our profitability may be adversely affected.

Statements contained in this portion of the Company's annual report may be forward-looking statements, as that term is defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of such words as "intend," "believe," "expect," "anticipate," "should," "planned," "estimated," and "potential." Such forward-looking statements are based on current expectations, but may differ materially from those currently anticipated due to a number of factors, which include, but are not limited to, factors discussed in documents filed by the Company with the Securities and Exchange Commission from time to time. Other factors which could have a material adverse effect on the operations of the company and its subsidiaries which include, but are not limited to, changes in interest rates, general economic conditions, legislative and regulatory changes, monetary and fiscal policies of the U.S. Government, including policies of the U.S. Treasury and the Federal Reserve Board, the quality and composition of the loan or investment portfolios, demand for loan products, deposit flows, competition, demand for financial services in the Bank's market area, changes in relevant accounting principles and guidelines and other factors over which management has no control. The forward-looking statements are made as of the date of this report, and the Company assumes no obligation to update the forward-looking statements or to update the reasons why actual results could differ from those projected in the forward-looking statements.

Any shareholder who would want to receive a Form 10-K may contact the CFO. Such form will be provided free of charge.